Sandra B. Hunter Office of International Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3628 Washington, D.C. 20549 USA By EDGAR and E-Mail	Allen & Overy LLP Haus am OpernTurm Bockenheimer Landstrasse 2 60306 Frankfurt am Main Germany Postbox 100 123 60001 Frankfurt am Main Tel +49 (0)69 2648 5000 Fax +49 (0)69 2648 5800

October 9, 2015

Oesterreichische Kontrollbank Aktiengesellschaft

Republic of Austria

Registration Statement under Schedule B

Filed September 8, 2015

File No. 333-206800

Form 18-K for the Fiscal Year Ended December 31, 2014

Filed May 8, 2015, as amended May 19, 2015 and July 21, 2015

File No. 333-134038

Dear Ms. Hunter:

Thank you for your comments on the Registration Statement on Schedule B filed by Oesterreichische Kontrollbank Aktiengesellschaft (the “Bank”) and the Republic of Austria (the “Republic”) on September 8, 2015 (the “Registration Statement”) and on the Annual Report on Form 18-K filed by the Bank and the Republic on May 8, 2015, as amended May 19, 2015 and July 21, 2015 (the “Annual Report”). Set forth below are the Bank’s and the Republic’s responses to the Staff’s comments.

For ease of reference, the Staff’s comments are repeated in bold-face type below, followed by the Bank’s and the Republic’s response to the comment. With this letter, the Bank and the Republic are filing Amendment No. 3 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Amended Annual Report”). The Bank and the Republic will file Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) after resolving any additional comments to the Amended Annual Report. Page references in the responses set forth below refer to pages of the Amended Annual Report, as filed electronically via EDGAR on the date hereof.

Capitalized terms used but not defined in this letter are used as defined in the Amended Annual Report.

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Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

The Bank and the Republic confirm that, to the extent possible, the statistics and information in the Amended Annual Report have been updated to show the most recent data available.

Cover Page

2.	Please include the dollar amount of securities registered on the cover page of the registration statement.

The Bank and the Republic will update the cover page of the prospectus in the Amended Registration Statement when it is filed to include the dollar amount of securities that may be offered and sold in the United States pursuant to the prospectus.

Where You Can Find More Information, page 2

3.	Please provide the SEC file number for the Bank and the Republic’s December 31, 2014 annual report.

The Bank and the Republic will include the SEC file number for the Bank’s and the Republic’s December 31, 2014 annual report in the Amended Registration Statement when it is filed.

Annual Report on Form 18-K/A filed July 21, 2015

Exhibit D

General

4.	Please revise to discuss whether various significant events have had or are expected to have a material effect on the economy. For example purposes only, we note the migrant crisis, border restrictions, the dispute between Russia and Ukraine, China’s and Switzerland’s currency valuations, and China’s economic slowdown.

After careful consideration of the Staff’s comment, the Bank and the Republic respectfully submit that, in their view, the disclosures in the Amended Annual Report adequately address all significant events that have had or are expected to have a material effect on the Austrian economy and that would appear material to investors. In response to the Staff’s comment, the Bank and the Republic have included a discussion of the currently expected effects of the migrant crisis and of the Swiss National Bank’s decision to remove the peg of the Swiss franc exchange rate to the Euro on the Austrian economy on page 88 of Exhibit (d) to the Amended Annual Report. With respect to the dispute between Russia and Ukraine, China’s currency valuations and China’s economic slowdown, the Bank and the Republic respectfully submit that these topics are not sufficiently material to the Austrian economy to warrant more extensive discussion than what is already provided in the Amended Annual Report. In this regard, the Bank and the Republic respectfully refer the Staff to the disclosure regarding Austrian banks’ exposure to the Russian and Ukrainian markets under the heading “Exposure to Peripheral European Countries and Eastern Europe Regions and Countries” on pages 95 and 96 of Exhibit (d) to the Amended Annual Report. The current trade conflict between the European Union (EU) and Russia so far has not had any noticeable adverse effects on the Austrian economy. This is because trade with oil and natural gas is exempted from the sanctions and because Russia only accounts for a relatively small share of Austria’s foreign trade activities. According to current expectations, the devaluation of the Chinese Yuan is unlikely to have much impact on the Austrian economy. According to currently available information, a slowdown in the Chinese economy would not be expected to result in a material reduction in economic growth in Austria.

5.	Please revise to include higher-quality graphics where appropriate. For example purposes only, we note the map of Austria on page 76 and the organizational chart on page 85.

The Bank and the Republic have included a higher-quality map of Austria on page 76 of Exhibit (d) to the Amended Annual Report and a higher-quality organizational chart of ÖBIB on page 85 of Exhibit (d) to the Amended Annual Report.

Financial Statements, page 10

Introductory Note to Financial Statements, page 10

6.	We note that OeKB’s financial statements were to be published in the “Weiner Zeitung” in June 2015. Please revise to provide the actual publishing date.

In response to the Staff’s comment, the Bank has provided the actual publishing date (March 25, 2015) on page 10 of Exhibit (d) to the Amended Annual Report.

Auditor’s Report, page 74

7.	We note that your disclosure on page 10 indicates that the 2013 and 2014 financial statements have been audited. We further note that the Audit Report only covers the year 2014. Please consider revising to provide an Audit Report that includes the year 2013.

After careful consideration of the Staff’s comment, the Bank respectfully submits that it believes that no revision with respect to the Auditor’s Report is necessary. The Bank has revised the disclosure on page 10 to clarify that the introductory note refers to the Bank’s consolidated financial statements for the year 2014 (which include comparative values for the year 2013). As indicated in the introductory note, the Auditor’s Report was prepared in accordance with International Standards on Auditing (ISAs) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and the Bank’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. These rules, in particular IAS 1.10, provide that comparative information for the prior year is to be disclosed in the form of comparative values, but no “comparative financial statements” for the prior year are required to be prepared. Accordingly, the Auditor’s Report covers only one period (i.e., 2014). This is in contrast to financial statements prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which usually include comparative financial statements for the prior year, in which case an auditor’s report would cover both periods. As indicated in the introductory note, the Bank does not prepare financial statements in accordance with accounting and financial reporting practices followed in the United States.

Energy, page 82

8.	To the extent material, please expand your disclosure of changes within the production and consumption of primary energy to address material changes. For example purposes only, we note the decrease in domestic natural gas production in 2013 as compared to 2012, 2011 and 2010.

The Bank and the Republic have revised and expanded the disclosure on pages 82 and 83 of Exhibit (d) to the Amended Annual Report in response to this comment.

Indices of Foreign Trade, page 87

9.	We note your disclosure in the header for this table that “(2005=100).” We further note that the figures presented in the table for 2010 are set at 100. Please revise or advise.

The Bank and the Republic have revised the header for this table to “(2010=100)” on page 89 of Exhibit (d) to the Amended Annual Report.

Labor and Social Legislation, page 85

10.	Please disclose the percentage of total employment accounted for by sector of the economy.

The Bank and the Republic have included this disclosure on page 85 of Exhibit (d) to the Amended Annual Report.

11.	Please revise to include a discussion of pension reform and the impact of high subsidies and health care costs.

The Bank and the Republic have included this disclosure on pages 86 and 87 of Exhibit (d) to the Amended Annual Report.

12.	Please include additional information on the employment rate with respect to age and gender.

The Bank and the Republic have included this disclosure on page 86 of Exhibit (d) to the Amended Annual Report.

Foreign Direct Investments, page 86

13.	We note your disclosure that the proportion of inward foreign direct investment accounted for by the “new” EU member states was only 3.1%. Please identify these EU member states.

The Bank and the Republic have updated the disclosure on foreign direct investments on page 87 of Exhibit (d) to the Amended Annual Report. As a result of these updates, this section no longer includes a reference to “new” EU member states.

14.	We note your disclosure that the amount of inward foreign direct investment in Austria increased by 8.8% in 2013 following a gain of 5.6% in 2012. Please revise to provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment by product groups and by geographic area.

The Bank and the Republic have revised and expanded the disclosure on page 87 of Exhibit (d) to the Amended Annual Report in response to this comment.

Exports and Imports by Geographic Area, page 89

15.	Please include a footnote identifying the countries captured by the “All other countries” category.

In response to the Staff’s comment, the Bank and the Republic have revised the table “Exports and Imports by Geographic Area” on page 91 of Exhibit (d) to the Amended Annual Report by expanding the list of “Other countries.”

Balance of Payments, page 89

16.	To the extent material, please revise to provide a narrative discussion of the reasons why Austrian firms reduced their direct investment abroad to the lowest amount since 2001.

The Bank and the Republic have revised and expanded the disclosure on page 92 of Exhibit (d) to the Amended Annual Report in response to this comment.

17.	Please revise the table to include a note identifying examples of “other investments.”

In response to the Staff’s comment, the Bank and the Republic have added note (2) to the table “Balance of Payments” on page 92 of Exhibit (d) to the Amended Annual Report.

Banking System, page 92

18.	We note your discussion of the Hypo Alpe Adria wind-down on page 93 and your disclosure that the sale of the Southeastern European banking network is expected to close in mid-2015. Please revise to update.

The Bank and the Republic have revised the disclosure on page 95 of Exhibit (d) to the Amended Annual Report to include the July 17, 2015 closing date of the sale of the former Southeastern European banking network.

19.	We note your disclosure that the number of credit institutions and branches and banking outlets decreased in 2014. To the extent material, please revise to include a discussion of the underlying factors influencing this reduction.

The Bank and the Republic have revised the disclosure under “Banking System” on page 94 of Exhibit (d) to the Amended Annual Report in response to this comment.

20.	To the extent material, please expand your discussion of the lawsuits filed by investors in response to the HETA moratorium, including an analysis of the expected impact on the banking system until a resolution plan is consummated.

The Bank and the Republic have revised and expanded the disclosure on page 95 of Exhibit (d) to the Amended Annual Report in response to this comment.

Exposure to Peripheral European Countries and Easter Europe Regions and Countries, page 93

21.	We note your disclosure on page 94 that “Austrian banks, which in the aggregate compared to other countries’ banks are the non-domestic banks most exposed to the Russian and Ukrainian markets, are exposed to increased risk of credit default in these markets resulting from the political tensions between Russia and Ukraine and the current international sanctions against Russia.” Please give consideration to quantifying this exposure.

The Bank and the Republic have revised and expanded the disclosure on page 96 of Exhibit (d) to the Amended Annual Report in response to this comment.

Public Debt, page 101

22.	Please provide the figures in the “Summary of Domestic and External Debt” and “Debt Service Requirements of Domestic Debt” sections without giving effect to currency swaps.

The Bank and the Republic have revised the table under “Summary of Domestic and External Debt” on page 103 of Exhibit (d) to the Amended Annual Report to include the total direct domestic and external debt of the Republic outstanding at December 31, 2014 both before and after giving effects to swaps.

With regard to the table “Debt Service Requirements of Domestic Debt” set forth on page 104 of Exhibit (d) to the Amended Annual Report, the Bank and the Republic respectfully submit that legally binding currency swap agreements are acknowledged by budget law as valid instruments for the management of public debt. Hence the Republic does not account for the debt service requirements for external debt before swaps, and therefore this information is not available.

Guaranteed Debt, page 102

23.	We note you include two columns for 2013 figures. Please disclose guaranteed debt as of the most recent date.

The Bank and the Republic have revised the disclosure on page 104 of Exhibit (d) to the Amended Annual Report in response to this comment.

General Government Gross Debt, page 102

24.	We note your disclosure that EU treaties require Member States “to keep their general government gross debt equal to or below (or on a sufficiently downward trend towards) 60% of GDP.” We further note that the General Government Gross Debt Table shows that, although Austria’s general government gross debt as a percentage of GDP is above this 60% requirement, prior to 2014 the data indicated a downward trend. Please revise to include 2014 data, or if not available, an explanation of the underlying factors influencing the forecasted 3.6% increase for 2014. Please also revise to discuss the implications of having a general government gross debt of greater than 60% of GDP.

The Bank and the Republic have revised the disclosure on pages 104 and 105 of Exhibit (d) to the Amended Annual Report in response to this comment. With regard to the implications of having a general government gross debt of greater than 60% of GDP, the Bank and the Republic have added a cross-reference to the section “Revenues and Expenditures—Federal Budget—Deficit Restrictions and Excessive Deficit Procedure under the EU Stability and Growth Pact” set forth on page 98 of Exhibit (d) to the Amended Annual Report, which discusses the EU’s excessive deficit procedures in more detail, including the excessive deficit procedure initiated by the European Commission against Austria for the years prior to 2014.

We trust the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned. If the Staff does not have further comments to the Amended Annual Report, the Bank and the Republic expect to subsequently file, and request acceleration of, the Amended Registration Statement.

Yours sincerely,

/s/    Marc O. Plepelits

Marc O. Plepelits

cc:	Maximilian Plattner
Oesterreichische Kontrollbank Aktiengesellschaft

John W. Banes
Davis Polk & Wardwell London LLP